Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: McDonald’s Corp
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

McDonald’s Corp (MCD)
Vote Yes: Item #5 – Report on Reducing Plastics Use

Annual Meeting: May 26, 2022

CONTACT: Conrad MacKerron | mack@asyousow.org

Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the McDonald’s Board issue a report, at reasonable expense and excluding proprietary information, describing how the company will reduce its plastics use in alignment with the reductions findings of the Breaking the Plastic Wave (Pew Report), or other authoritative sources, to feasibly reduce ocean pollution.

SUMMARY

The growing plastic pollution crisis poses increasing risks to our company.1 The current plastic lifecycle imposes costs on the environment, climate, and human health that are in total at least ten times higher than the market price of plastics.2 The scientific community has warned that plastic pollution may be nearing a tipping point of global-scale impacts that cannot be reversed.3

At the heart of the plastic pollution problem are single-use plastics, which make up the largest component of the nearly 11 million metric tons of plastics that flow into the oceans annually. Plastic pollution fatally impacts more than 800 marine species, causing up to $2.5 trillion in damage annually to marine ecosystems. Toxins adhere to plastics consumed by marine species, which potentially transfer to human diets. Between 400,000 and 1 million people in developing countries die annually from diseases and illnesses caused by plastic pollution and uncollected waste dumped or burned near homes, according to international relief agency Tearfund.4

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1 https://scitechdaily.com/earths-safe-planetary-boundary-for-pollutants-including-plastics-exceeded

2 https://wwf.panda.org/wwf_news/?3507866/These-costs-for-plastic-produced-in-2040-will-rise-to-US71-trillion-unless-urgent-action-is-taken

3 https://scitechdaily.com/global-plastic-pollution-may-be-nearing-an-irreversible-tipping-point

4 https://res.cloudinary.com/tearfund/image/fetch/https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

2022 Proxy Memo McDonald’s Corporation| Shareholder Proposal for a Report on Reducing Plastics Use

Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce, a policy that is increasingly being enacted around the globe.5

Pew Charitable Trusts released a groundbreaking study, the Pew Report, concluding that if all current industry and government commitments were met, ocean plastic deposition would be reduced by only 7%. Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.6

The Pew Report finds that improved recycling is insufficient to stem the plastic tide – it must be coupled with reductions in overall use, materials redesign, and substitution. It concludes that at least one-third of plastic use can be reduced and that reduction is the most attractive solution from environmental, economic, and social perspectives. Already, the European Union has banned 10 single-use plastic products commonly found in ocean cleanups and enacted a $1/kg tax on non-recycled plastic packaging waste.

McDonald’s is part of a “to go” packaging culture, contributing to plastic pollution of land and water through its disposable packaging. The company has taken an important step forward by removing polystyrene foam containers from its operations, but it continues to use significant amounts of single-use plastic. McDonald’s reported the tonnage of plastic packaging it used in 2018 in its beverage cups, lids, and utensils, at 153,000 metric tons, with only 2% recycled content.7 To reduce plastic use, McDonald’s should position the company to shift permanently away from single-use packaging and towards reusable containers.

Competitor Starbucks is shifting away from single-use packaging and developing new global reusable container goals, which could reduce plastic use by thousands of tons.

Unilever has taken the most significant corporate action to date, agreeing to cut virgin plastic packaging by 50% by 2025, including absolute elimination of 100,000 tons of plastic packaging. Seventeen other consumer goods companies have plastic reduction goals, including Procter & Gamble, Colgate-Palmolive, Nestlé, and Target.8 McDonald’s has no overall plastic reduction goal.

RATIONALE FOR A YES VOTE

1.	McDonald’s does not provide shareholders with sufficient information on whether and how it will reduce its plastic pollution, exposing the company to financial, regulatory, and reputational risk.

2.	McDonald’s has failed to align its packaging targets with key initiatives, such as the Ellen MacArthur Foundation New Plastics Economy Global Commitment and the Pew Report.

3.	McDonald’s lags peers in transitioning away from plastic packaging.

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5 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

6 https://www.unep.org/interactives/beat-plastic-pollution/

7 https://www.worldwildlife.org/publications/transparent-2020

8 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

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2022 Proxy Memo McDonald’s Corporation| Shareholder Proposal for a Report on Reducing Plastics Use

DISCUSSION

1.	McDonald’s does not provide shareholders with sufficient information on whether and how it will reduce its plastic pollution, exposing the company to financial, regulatory, and reputational risk.

Consumers and governments across the globe are increasingly holding producers accountable for plastic pollution and its numerous effects on human and environmental health.

In March 2022, global leaders from 193 United Nation Member States adopted a process for negotiating a global treaty to end plastic pollution that could mandate plastic production bans or reductions and is intended to be legally binding.9 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.10

More than 40 countries and jurisdictions around the world have enacted extended producer responsibility (EPR) laws for packaging whereby producers hold financial responsibility for managing packaging at its end of life. Twelve national and regional global Plastics Pacts have formed in the last few years in order to uphold and accelerate corporate responsibility and a circular economy for plastics. Corporations face an annual financial risk of approximately $100 billion if additional global governments adopt this policy as expected.11

2.	McDonald’s has failed to align its packaging targets with key standards such as the Ellen MacArthur Foundation New Plastics Economy Global Commitment and the Pew Report.

McDonald’s is notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment.) Hundreds of participating companies have adopted goals in a variety of specially-targeted categories to drastically stem plastic flows to the ocean by 2025, including: entirely recyclable, reusable, or compostable packaging; significant efforts to transition to package-free and refillable formats; and reductions in overall single-use plastic packaging. McDonald’s has not adopted goals within any of these categories.

The watershed Pew Report states that all corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by 1/3. Additionally, the report states that fast-moving consumer goods companies should embrace product redesign, effective end-of-life recycling, and create products that are 100% reusable, recyclable, or compostable. McDonald’s has failed to substantially implement any of these recommendations.

3.	McDonald’s lags peers in transitioning away from plastic packaging.

McDonald’s was one of the lowest scoring companies in As You Sow’s 2021 Corporate Plastic Pollution Scorecard (Plastic Scorecard), receiving a D-. The Plastic Scorecard rated 50 of the largest fast-moving consumer goods companies across 44 metrics evaluating action to prevent plastic packaging pollution. Particularly poor metrics for McDonald’s included failure to set either an overall plastic reduction or a reusable packaging goal, the latter of which Starbucks has done.

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9 https://www.theatlantic.com/science/archive/2022/03/plastic-pollution-treaty-un-environmental-assembly/627066/

10 https://www.plasticpollutiontreaty.org/

11 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

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2022 Proxy Memo McDonald’s Corporation| Shareholder Proposal for a Report on Reducing Plastics Use

Further, Starbucks is launching a new “Borrow A Cup” program where customers can borrow a Starbucks-provided reusable mug and return it at a later date for sanitization and refill. By 2023, Starbucks will also facilitate the use of customer personal cups for all in-store, drive-through and mobile purchases. McDonald’s is severely behind its peers in taking necessary plastic pollution prevention measures such as a commitment to explore reusables beyond just the pilot stage.

RESPONSE TO McDONALD’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the company’s opposition statement, McDonald’s deems that the proposal would be duplicative of current efforts and not provide meaningful benefit to the company nor shareholders. As seen in commitments by peers and the Plastic Scorecard, McDonalds’ existing plastic packaging sustainability efforts are severely underperforming. Most critically, the company has no goal to achieve 100% recyclable packaging, nor an overall plastic reduction goal, nor a goal to rapidly accelerate package-free and reusable packaging alternatives as outlined by the Ellen MacArthur Foundation New Plastics Economy Global Commitment and the Pew Report.

The company mentions its goal to source all plastic packaging from renewable or recycled materials as sufficient action, demonstrating the company’s flawed approach to the problem. Though a notable step, this goal does not address condiment packaging, which is a significant part of the company’s packaging makeup and are particularly prone to ending up in the environment. Further, the company indicates that merely shifting to recycled plastic sources is adequate action, an action that has been widely discredited as a stand-alone packaging revision to sufficiently tackle plastic pollution.12 Companies must fundamentally re-evaluate product delivery, innovate, and redesign packaging so as to use less single-use plastic packaging overall, whether it be of virgin or recycled origin.

Peers in the Global Commitment and elsewhere have pledged that recycled content will only be one of a variety of strategies utilized to meet their virgin plastic reduction goals; additional strategies will include redesign, innovation, and robust exploration of reusable and refillable formats – all strategies that McDonald’s has yet to integrate, though the company has some nascent reusable pilots. Further, recycled content plastic is prohibitively more expensive than virgin plastic and McDonald’s has not pledged to spend the necessary nor additional funds to increase its recycled content usage as its peers have done,13 demonstrating to investors that the company’s 100% recycled or renewable plastic content pledge is extremely unlikely to be achieved.

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12 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

13 https://www.nestle.com/media/pressreleases/allpressreleases/nestle-market-food-grade-recycled-plastics-launch-fund-packaging-innovation

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2022 Proxy Memo McDonald’s Corporation| Shareholder Proposal for a Report on Reducing Plastics Use

CONCLUSION

Vote “Yes” on this Shareholder Proposal to publish a report on opportunities to reduce plastic packaging and mitigate plastic packaging pollution. McDonald's has failed to sufficiently evaluate opportunities to mitigate its contributions to ocean plastic pollution, has fallen behind peers like Starbucks in committing to reusable packaging alternatives, and is increasingly being identified by consumers and shareholders as a significant contributor to plastic pollution. Accordingly, the company is vulnerable to reputational damage and new governmental regulation without robust and immediate action to evaluate and plastic packaging use. We urge a “Yes” vote on this resolution.

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For questions, please contact:

Conrad MacKerron, As You Sow, mack@asyousow.org
Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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